Exhibit 99.1

Sequans Communications Announces First Quarter 2014 Financial Results

PARIS--(BUSINESS WIRE)--April 24, 2014--4G chipmaker Sequans Communications S.A. (NYSE:SQNS) today announced financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Highlights:

Revenue: Revenue of $4.5 million decreased 10% compared to the fourth quarter of 2013, primarily due to lower sales of modules. Revenue increased 96% compared to the first quarter of 2013 due to an increase in revenues from the LTE markets.

Gross margin: Gross margin was 39.5%, compared to gross margin of 43.8% in the fourth quarter of 2013 and 31.3% in the first quarter of 2013, due to a less favorable revenue mix, including less license and other revenue partially offset by an improved product gross margin.

Operating loss: Operating loss was $8.3 million, compared to an operating loss of $8.2 million in the fourth quarter of 2013 and an operating loss of $9.3 million in the first quarter of 2013.

Net loss: Net loss was $8.3 million, or ($0.14) per diluted share/ADS, compared to a net loss of $8.3 million, or ($0.17) per diluted share/ADS, in the fourth quarter of 2013 and a net loss of $9.4 million, or ($0.24) per diluted share/ADS, in the first quarter of 2013.

Non-IFRS Net loss: Excluding stock-based compensation, non-IFRS net loss was $7.9 million, or ($0.13) per diluted share/ADS, compared to a non-IFRS net loss of $7.6 million, or ($0.15) per diluted share/ADS, in the fourth quarter of 2013 and a non-IFRS net loss of $8.8 million, or ($0.23) per diluted share/ADS, in the first quarter of 2013.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q1 2014	%*	Q4 2013	%*	Q1 2013	%*
Revenue	$4.5		$5.0		$2.3
Gross profit	1.8	39.5%	2.2	43.8%	0.7	31.3%
Operating loss	(8.3)	(183.6%)	(8.2)	(164.3%)	(9.3)	(402.0%)
Net loss	(8.3)	(183.3%)	(8.3)	(166.7%)	(9.4)	(408.5%)
Diluted EPS	($0.14)		($0.17)		($0.24)
Weighted average number of diluted shares/ADS	59,136,031		50,296,313		39,079,443
Cash flow used in operations	(8.4)		(0.3)		(6.4)
Cash and cash equivalents at quarter-end	27.9		37.2		34.0

Additional information:
Stock-based compensation included in operating result
	0.4		0.7		0.6
Non-IFRS diluted EPS (excludes stock-based compensation)	($0.13)		($0.15)		($0.23)

* Percentage of revenue

“During Q1, we closed a number of new design wins across multiple device categories, including mobile computing and M2M devices,” said Georges Karam, Sequans CEO. “We also announced a high-performance LTE-Advanced solution that is garnering strong interest from OEM and ODM customers and demonstrated LTE broadcast and carrier aggregation in several different forums. Based on the level of visibility we have on our customers’ launch plans, we continue to anticipate a strong ramp in LTE revenue in the second half of the year.”

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the second quarter of 2014 to be in the range of $5.0 to $6.0 million, with non-IFRS gross margin of around 40%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.13) and ($0.15) for the second quarter of 2014, based on approximately 59.1 million weighted average number of diluted shares/ADSs, and reflecting additional operating expenses related to new product finalization and the headquarters move that are expected to be concentrated in the second quarter. Non-IFRS EPS guidance excludes primarily the impact of stock-based compensation.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the first quarter of 2014 today, April 24, 2014, at 8:00 a.m. EDT /14:00 CEST. To participate in the live call, analysts and investors should dial 800-230-1059 (or +1 612-288-0329 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until May 24, 2014, by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 323141.

Forward-Looking Statements

This press release contains projections and other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including WiMAX and LTE markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, and (ix) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications

Sequans Communications S.A. (NYSE:SQNS) is a 4G chipmaker and leading provider of single-mode LTE chipset solutions to wireless device manufacturers worldwide. Founded in 2003, Sequans has developed and delivered six generations of 4G technology and its chips are certified and shipping in 4G networks, both LTE and WiMAX, around the world. Today, Sequans offers two LTE product lines: StreamrichLTE™, optimized for feature-rich mobile computing and home/portable router devices, and StreamliteLTE™, optimized for M2M devices and other connected devices for the Internet of Things. Sequans is based in Paris, France, with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China. Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans.

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31,	Dec 31,	March 31,
	2014	2013	2013

Revenue:
Product revenue	4,100	3,971	1,096
Other revenue	404	1,023	1,206
Total revenue	4,504	4,994	2,302
Cost of revenue
Cost of product revenue	2,643	2,996	1,262
Cost of other revenue	82	(187)	320
Total cost of revenue	2,725	2,809	1,582
Gross profit	1,779	2,185	720
Operating expenses:
Research and development	6,918	7,256	6,514
Sales and marketing	1,179	1,074	1,139
General and administrative	1,953	2,059	2,321

Total operating expenses	10,050	10,389	9,974
Operating loss	(8,271)	(8,204)	(9,254)
Financial income (expense):
Interest income, net	11	2	19
Foreign exchange gain (loss)	44	(122)	(132)
Loss before income taxes	(8,216)	(8,324)	(9,367)
Income tax expense	42	1	37
Loss	(8,258)	(8,325)	(9,404)
Attributable to:
Shareholders of the parent	(8,258)	(8,325)	(9,404)
Minority interests	-	-	-
Basic loss per share	($0.14)	($0.17)	($0.24)
Diluted loss per share	($0.14)	($0.17)	($0.24)
Weighted average number of shares used for computing:
— Basic	59,136,031	50,296,313	39,079,443
— Diluted	59,136,031	50,296,313	39,079,443

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At March 31,	At December 31,
(in thousands of US$)	2014	2013

ASSETS
Non-current assets
Property, plant and equipment	6,445	6,622
Intangible assets	4,568	4,679
Deposits and other receivables	572	471
Available for sale assets	1,100	1,098
Total non-current assets	12,685	12,870
Current assets
Inventories	5,613	6,582
Trade receivables	4,177	5,486
Prepaid expenses and other receivables	2,911	2,832
Recoverable value added tax	613	508
Research tax credit receivable	8,983	8,006
Cash and cash equivalents	27,857	37,244
Total current assets	50,154	60,658
Total assets	62,839	73,528

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 59,143,722 shares authorized, issued and outstanding at March 31, 2014 (59,129,639 at December 31, 2013)	1,568	1,567
Share premium	165,768	165,785
Other capital reserves	15,116	14,721
Accumulated deficit	(131,497)	(123,239)
Other components of equity	101	95
Total equity	51,056	58,929
Non-current liabilities
Government grant advances and interest-free loans	481	604
Finance lease obligations	173	240
Provisions	479	460
Deferred tax liabilities	37	37
Total non-current liabilities	1,170	1,341
Current liabilities
Trade payables	5,181	7,252
Government grant advances and interest-free loans	472	435
Finance lease obligations	264	261
Other current liabilities	4,118	4,384
Deferred revenue	338	343
Provisions	240	583
Total current liabilities	10,613	13,258
Total equity and liabilities	62,839	73,528

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
(in thousands of US$)	2014	2013

Operating activities
Loss before income taxes	(8,216)	(9,367)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Amortization and impairment of property, plant and equipment	691	1,034
Amortization and impairment of intangible assets	461	475
Share-based payment expense	395	563
Increase (decrease) in provisions	(324)	(29)
Financial income	(11)	(19)
Foreign exchange loss (gain)	(3)	49
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	992	1,120
Decrease (Increase) in inventories	969	(652)
Decrease (Increase) in research tax credit receivable	(977)	(284)
Increase (Decrease) in trade payables and other liabilities	(2,250)	524
Increase (Decrease) in deferred revenue	(5)	294
Increase (Decrease) in government grant advances	47	(25)
Income tax paid	(124)	(118)
Net cash flow used in operating activities	(8,355)	(6,435)

Investing activities
Purchase of intangible assets and property, plant and equipment	(861)	(2,055)
Purchase of financial assets	(103)	(74)
Interest received	50	47
Net cash flow used in investments activities	(914)	(2,082)

Financing activities
Initial Public Offer, net of costs	(36)	13,834
Proceeds from issue of warrants and exercise of stock options/warrants	20	-
Repayment of borrowings and finance lease liabilities	(64)	(57)
Interest paid	(38)	(29)
Net cash flows from (used in) financing activities	(118)	13,748

Net increase (decrease) in cash and cash equivalents	(9,387)	5,231
Net foreign exchange difference	-	(7)
Cash and cash equivalent at January 1	37,244	28,751
Cash and cash equivalents at end of the period	27,857	33,975

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31,	Dec 31,	March 31,
	2014	2013	2013
Net IFRS loss as reported	(8,258)	(8,325)	(9,404)
Add back
Stock-based compensation expense according to IFRS 2	395	687	562
Non-IFRS loss adjusted	(7,863)	(7,638)	(8,842)

IFRS basic loss per share as reported	($0.14)	($0.17)	($0.24)
Add back
Stock-based compensation expense according to IFRS 2	$0.01	$0.02	$0.01
Non-IFRS basic loss per share	($0.13)	($0.15)	($0.23)
IFRS diluted loss per share	($0.14)	($0.17)	($0.24)
Add back
Stock-based compensation expense according to IFRS 2	$0.01	$0.02	$0.01
Non-IFRS diluted loss per share	($0.13)	($0.15)	($0.23)

CONTACT:
Sequans Communications S.A.
Media Relations:
Kimberly Tassin, +1-425-736-0569
Kimberly@sequans.com
or
Investor Relations:
Claudia Gatlin, +1-212-830-9080
Claudia@sequans.com